SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 5 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18291 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan S. Gordon 203-862-5100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway, 32nd Floor (Address) New York (City) NY (State) 10006-2701 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11023047

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett & Co., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

**TODMAN & CO.,** CPAS, P.C.

*Certified Public Accountants and Business Consultants*
An Affiliate of TRIEN ROSENBERG

**61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
**Gordon, Haskett & Co.**
71 Arch Street
Greenwich, CT 06830

We have audited the accompanying statement of financial condition of Gordon, Haskett & Co. (A Partnership) as of December 31, 2010, and the related statements of income, changes in partnership's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordon, Haskett & Co. (A Partnership) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co., CPAs, PC

**New York, New York
February 23, 2011**

**GORDON, HASKETT & CO.**
**(A PARTNERSHIP)**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,349,868 |
| Deposit with clearing broker | 100,000 |
| Receivables from brokers and dealers | 153 |
| Securities owned, at fair value | 14,880 |
| Equipment (net of accumulated depreciation of $7,840) | 1,960 |
| Security deposit | 50,000 |
| Other receivables | 43,000 |
| Total assets | $ 1,559,861 |

## LIABILITIES AND PARTNERSHIP'S CAPITAL

| | |
|---|---|
| Accounts payable and accrued liabilities | $ 35,000 |
| Commitments and contingencies | |
| Partnership's capital | 1,524,861 |
| Total liabilities and partnership's capital | $ 1,559,861 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### Nature of Business

Gordon, Haskett & Co. (the "Partnership"), a broker dealer, provides outsourcing, disaster recovery and brokerage services' solutions to various institutions. Those revenues are reported either as commissions (soft-dollar arrangements) and/or consulting and research fees. The Partnership, like other securities industry entities, is affected by economic and political conditions.

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provides that the Partnership clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Basis of Accounting

Securities transactions (and related revenues and expenses) are reflected in the financial statements on a settlement date basis. There is no material difference between the trade and settlement dates. The Partnership trading and investment accounts are valued at market and the resulting unrealized gains and losses are reflected in earnings.

### Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as short-term money market funds, highly-liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

### Income Taxes

The Partnership does not pay tax on its income, but "passes through" any profits or losses to its Partners who must report their respective Partnership items on their tax returns.

Effective January 1, 2009, the Partnership adopted ASC 740-10-50, "*Accounting for Uncertain Tax Positions*", formerly FASB Interpretation No. 48 ("FIN 48").

The Partnership recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Partnership. The determination of attribution, if any, applies for each jurisdiction where the Partnership is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of December 31, 2010.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)**

**Income Taxes (Continued)**

Management has analyzed the Partnership's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2007-2009, or expected to be taken in year 2010 tax returns. The Partnership identifies its major tax jurisdictions as U.S. Federal and Connecticut where the Partnership operates. The Partnership is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Accordingly, no provision has been made for income taxes, since each partner is liable for his proportionate share of income taxes on partnership income.

**Valuation of Investments in Securities at Fair Value – Definition & Hierarchy**

The Partnership adopted ASC Topic 820 (formerly, Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157")), effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases,

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

### Valuation of Investments in Securities at Fair Value – Definition & Hierarchy (Continued)

the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

### Valuation Techniques

The Partnership values investments in securities traded on a national securities exchange at their last sales price on the date of determination. Other listed securities for which no sale occurred on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

### Equipment

Equipment is depreciated over its estimated useful life of five years.

### Recent Accounting Pronouncements

On January 1, 2010, the Partnership adopted guidance issued by the Financial Accounting Standards Board ("FASB") on issues related to variable interest entities ("VIEs"). The amendments significantly affect the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary. The guidance requires continuous assessment of the reporting entity's involvement with such VIEs. The revised guidance also enhances the disclosure requirements for a reporting entity's involvement with VIEs, including presentation on the Consolidated Statements of Financial Condition of assets and liabilities of consolidated VIEs which meet the separate presentation criteria and disclosure of assets and liabilities recognized in the Consolidated Statements of Financial Condition and the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest. The guidance provides a limited scope deferral for a reporting entity's interest in an entity that meets all of the following conditions: (a) the entity has all the attributes of an investment company as defined under AICPA Auditing and Accounting Guide, *Investment Companies*, or does not have all the attributes of an investment company but is an entity for which it is acceptable based on industry practice to apply measurement

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

### Recent Accounting Pronouncements (Continued)

principles that are consistent with the AICPA Audit and Accounting Guide, *Investment Companies*, (b) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and (c) the entity is not a securitization entity, asset-backed financing entity or an entity that was formerly considered a qualifying special-purpose entity. The reporting entity is required to perform a consolidation analysis for entities that qualify for the deferral in accordance with previously issued guidance on variable interest entities.

## Note 2 - Fair Value Measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Partnership's policies.

The investments in securities, at market values of $14,880 are Level 1 equity securities with quoted prices in active markets for identical assets.

## Note 3 - Net Capital Requirement

The Partnership's minimum net capital requirement under Rule 15c3-1 of the SEC was $50,000, whereas the net capital as computed was $1,400,785, leaving an excess net capital of $1,350,785. The capital ratio computed was 2.5%, versus an allowable maximum of 1500%.

## Note 4 - Variable Interest Entities

ASC 810-10, formerly FIN 46, *"Consolidation of Variable Interest Entities"*, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

A controlling financial interest is defined as (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's business and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The revised consolidation rules require an analysis to (a) determine whether an entity in which the Partnership holds a variable interest is a variable interest entity and (b) whether the Partnership's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interest (e.g., management and performance related fees), would give a controlling financial interest. Performance of that analysis requires the exercise of judgment. Where the variable interest entities have qualified for the deferral of the revised consolidation rules as discussed in "Recent Accounting Developments", the analysis is based on previous consolidation rules. These rules require an analysis to (a) determine whether an entity in which the Partnership holds a variable interest is a variable interest entity and (b) whether the Partnership's involvement, through holding interests directly or indirectly in the entity or contractually through other variable

## Note 4 - Variable Interest Entities (Continued)

interests (e.g., management and performance related fees), which are expected to absorb a majority of the variability of the entity. Under both guidelines, the Partnership determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion continuously. In evaluating whether the Partnership is the primary beneficiary, management evaluates its economic interests in the entity held either directly by the Partnership or indirectly through employees.

The Partnership has evaluated its relationships with five entities and has determined that, although the entities are variable interest entities and the Partnership holds variable interests in the entities, these entities are not required to be consolidated in the Partnership's financial statements pursuant to ASC 810-10.

The Partnership leases office space from an entity owned by one of its partners (See Note 5). The Partnership is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

The Partnership provides office space and administrative assistance to certain real estate entities owned mainly by one of its Partners. The total amount received approximates $120,000 for the year ended December 31, 2010. The Partnership is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

The Partnership is provided with back office support for its commission business from a related entity owned by the same partners. The total amount paid of $190,000 is reported as brokerage and clearance expense with statement of operations for the year ended December 31, 2010. The Partnership is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

The Partnership pays an annual license fee to a second Partnership owned by its Partners under a 1984 license agreement. This second Partnership is not an operating entity and exists solely as a conduit for the use of the license which payments are in substance guaranteed payments to the Partners. For the year ended December 31, 2010, $840,000 in license fees was paid to this entity. The Partnership is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

The Partnership has also engaged an entity, 100% owned by one of its partners, to provide certain technical, customer and sales support. The Partnership incurred and paid $1,350,000 in marketing and research fees to this entity for the year ended December 31, 2010. The Partnership has determined that this entity is a variable interest entity ("VIE") and that the Partnership is its primary beneficiary. If the financial statements of this VIE had been consolidated with those of the Partnership, total assets and liabilities would be increased by $10,447 and $-0- as of December 31, 2010 and revenue and expenses would be increased by $1,350,000 and $1,350,389. However, the marketing and research fees of $1,350,000 incurred by the Partnership would be eliminated in consolidation and reclassified as additional operating expenses, such as compensation, rent, etc., totaling $1,350,389. Accordingly, this entity has not been consolidated because the Partnership has determined that there would be no material effect on the Partnership's financial condition, results of operations and the computation of net capital under SEC Rule 15c3-1.

## Note 5 - Commitments and Contingencies

The Partnership occupies office space under a sublease agreement which expired on December 31, 2006, with annual rentals, plus its share of utility costs. The Partnership is currently on a month-to-month basis with the landlord, a related party, at $6,000 per month. This rental arrangement is expected to end in April 2011.

## Note 5 - Commitments and Contingencies (Continued)

### Lease Commitment (Continued)

The Partnership entered into a new office lease with a third party during November 2010. The new office lease is scheduled to expire in April 2016 and provides for a five year renewal option. The future minimum rental payments will be $279,940 except for year 2011 which is approximated to be $209,000.

Office rent expense for the year ended December 31, 2010, included in general and administrative expenses, was approximately $94,584.

### Litigation and Regulatory Inquiries

In the normal course of business, the Partnership is subject to regulatory inquiries and legal actions incidental to its securities business. The Partnership believes, after consultation with counsel, that the resolution or ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Partnership and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

## Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers.

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

## Note 7 - Excess Cash & Cash Equivalents

The Partnership maintains its cash and cash equivalents in bank deposit accounts at two separate financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The money market account, at times, is expected to exceed federally guaranteed programs. The Partnership has not experienced any losses on such accounts.

**Note 8 - Related Party Transaction**

Included in marketing fees in the accompanying statement of income is $140,000 for consulting services paid to one of the Partners.

**Note 9 - Subsequent Events**

In accordance with ASC 855, formerly SFAS 165, *"Subsequent Events"*, the Partnership evaluated all subsequent events from the date of the balance sheet through February 23, 2011, which represents the issuance date of these financial statements. Other than the above, there were no material events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

---

A copy of the Partnership's statement of financial condition, as at December 31, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Partnership's main office and at the regional office of the SEC.